UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Somanetics Corporation
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445 40 5
(CUSIP Number)
Bruce J. Barrett
Somanetics Corporation
2600 Troy Center Drive
Troy, Michigan 48084-4771
(248) 244-1405
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover Page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover Page .

The information required on the remainder of this cover Page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	834445 40 5

1	NAMES OF REPORTING PERSONS Bruce J. Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 9 pages

CUSIP No. 834445 40 5
Item 1. Security and Issuer.
     The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share (“Common Shares”), of Somanetics Corporation, a Michigan corporation (the “Company”). The address of the Company’s principal executive offices is 2600 Troy Center Drive, Troy, Michigan 48084-4771.
Item 2. Identity and Background.
     This statement is being filed by Bruce J. Barrett. Bruce J. Barrett’s and the Company’s business address is 2600 Troy Center Drive, Troy, Michigan 48084-4771. Bruce J. Barrett’s present principal occupation or employment is former President and Chief Executive Officer and a former director of Somanetics Corporation, which develops, manufactures and markets the INVOS® Cerebral/Somatic Oximeter.
     Bruce J. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Bruce J. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Bruce J. Barrett is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     This statement is being filed to report that, as described in Item 4 (capitalized terms used in this Item 3 are defined as set forth in Item 4), on July 27, 2010, (1) Sub completed the Offer and the Merger, (2) upon consummation of the Offer, all of Bruce J. Barrett’s unvested options and restricted Common Shares vested 100%, (3) Bruce J. Barrett and his wife tendered and sold the 187,491 Common Shares and restricted Common Shares they owned pursuant to the Offer and the related Tender and Voting Agreement for $25 per Common Share, and (4) Bruce J. Barrett’s options were cancelled in the Merger in exchange for a cash payment equal to the excess of $25.00 over exercise price, multiplied by the number of Common Shares underlying the option. The source of funds used in making prior purchases was the personal funds of Mr. Barrett. Company options and restricted shares were granted by the Company to Mr. Barrett.
Item 4. Purpose of Transaction.
Merger Agreement
     On June 16, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United States Surgical Corporation, a Delaware corporation (“Parent”), and Covidien DE Corp, a newly formed Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”). Pursuant to the Merger Agreement and upon the terms and subject

Page 3 of 9 pages

CUSIP No. 834445 40 5
to the conditions thereof, on June 25, 2010, Sub commenced a cash tender offer (the “Offer”) to purchase all of the outstanding Common Shares of the Company at a purchase price of $25.00 for each Common Share, net to the selling shareholder in cash (such price the “Offer Price”) without interest.
     The Offer expired at 12:01 a.m. on July 27, 2010 and was consummated on that date. Pursuant to the Merger Agreement, after consummation of the Offer, Sub merged with and into the Company (the “Merger”), with the Company surviving as the wholly-owned subsidiary of Parent. At the July 27, 2010 effective time of the Merger (the “Effective Time”), each issued and outstanding Common Share (other than Common Shares owned by the Company as treasury stock and Common Shares owned by Parent or Sub) was canceled and converted into the right to receive the Offer Price in cash, without interest.
     Pursuant to the Merger Agreement, the Company granted Sub an irrevocable option (the “Top-Up Option”), to purchase the aggregate number of newly-issued Common Shares that, when added to the number of Common Shares owned by Parent and Sub at the time of such exercise, constituted one share more than ninety percent (90%) of the Common Shares outstanding immediately after such exercise. The per share exercise price of the Top Up Option was equal to the Offer Price. Because Sub held 90% or more of the outstanding Common Shares after exercise of the Top-Up Option and immediately prior to the Merger, it effected the Merger without a meeting of the Company’s shareholders in accordance with Delaware General Corporation Law and the Michigan Business Corporation Act.
     Pursuant to the Merger Agreement, all options to purchase Common Shares that were outstanding immediately prior to the Effective Time, whether vested or unvested, were canceled at the Effective Time in exchange for a cash payment made promptly following the Effective Time equal to the excess of the Offer Price over the exercise price of the option, multiplied by the number of Common Shares underlying the option. Each Company restricted share outstanding immediately prior to the Effective Time that had not already vested, became fully vested and free of any restrictions immediately prior to the Effective Time. As a result, all restricted shares were treated in a manner consistent with the other Common Shares and those still outstanding were converted into the right to receive $25 in cash in connection with the Merger.
     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated and filed on June 16, 2010, and is incorporated in this Schedule 13D by reference. The Merger Agreement has been incorporated to provide information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Sub in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Page 4 of 9 pages

CUSIP No. 834445 40 5
Tender and Voting Agreement
     Concurrently with the execution of the Merger Agreement, Bruce J. Barrett, the Company’s then President and Chief Executive Officer, entered into a Tender and Voting Agreement with Parent and Sub (the “Tender and Voting Agreement”). Pursuant to the Tender and Voting Agreement, Bruce J. Barrett agreed (i) not to transfer any of his Common Shares other than in accordance with the terms and conditions set forth in the Tender and Voting Agreement, (ii) not to take any action in violation of the Merger Agreement provisions against soliciting or initiating discussions with third parties regarding other proposals to acquire the Company, (iii) to appoint Parent as his proxy to vote such Common Shares in connection with the Merger Agreement, (iv) to vote such Common Shares in support of the Merger in the event shareholder approval was required to consummate the Merger, (v) to tender in the Offer (and not withdraw) all Common Shares beneficially owned or subsequently acquired by him and (vi) to grant Parent an irrevocable option to purchase at the Offer Price all Common Shared owned by Bruce J. Barrett.
     The foregoing description of the Tender and Voting Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is attached as Annex II to the Merger Agreement and incorporated in this Schedule 13D by reference.
     Other than as described above, Bruce J. Barrett does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of the Company (other than in connection with the Offer and Merger), (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (other than the Offer and the Merger), (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except in connection with the Offer and the Merger pursuant to the Merger Agreement, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except pursuant to the Merger Agreement), (i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (except in connection with the Merger), or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
     The number and percentage of Common Shares beneficially owned by Bruce J. Barrett as of July 28, 2010 are as follows:

Page 5 of 9 pages

CUSIP No. 834445 40 5

	Number	Percent
Bruce J. Barrett	0	0.0%
     Bruce J. Barrett had sole voting and investment power over the Common Shares that he beneficially owned, except that he shared voting and investment power over 17,000 Common Shares formerly held in the brokerage account owned by Mr. Barrett and his wife, Kristy Hull Barrett (“Mrs. Barrett”). Mrs. Barrett’s principal address is 915 Harmon Street, Birmingham, MI 48009. Mrs. Barrett has no present principal occupation or employment.
     Mrs. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barrett is a citizen of the United States of America.
     Other than the sale of 187,491 Common Shares at $25.00 per share in the Offer and the cancellation of the 553,919 options granted to Bruce J. Barrett in the Merger in exchange for cash equal to $25.00 minus the exercise price for each share underlying such options, as described below, no transactions in the Company’s Common Shares have been effected by Bruce J. Barrett or Mrs. Barrett since June 21, 2010 (the date of filing Amendment No. 7 to this Schedule 13D).

			Net
			Payment
Date of	Number of	Exercise	Per Share
Grant	Shares	Price	in the Merger
12/4/00	50,000	$1.97	$23.03
3/5/01	168,000	$2.00	$23.00
5/10/02	100,000	$2.95	$22.05
8/13/03	132,000	$3.89	$21.11
4/21/05	31,919	$13.55	$11.45
6/29/06	36,000	$18.06	$6.94
3/20/08	36,000	$12.61	$12.39

Total	553,919

     No person (other than Mrs. Barrett with respect to the 17,000 Common Shares formerly held in the brokerage account owned jointly by Mr. and Mrs. Barrett) is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares formerly beneficially owned by Bruce J. Barrett.
     Mr. Barrett ceased to be the beneficial owner of more than five percent of the Common Shares on July 27, 2010.

Page 6 of 9 pages

CUSIP No. 834445 40 5
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The options and restricted shares granted to Bruce J. Barrett described in Item 5 were subject to the terms of Stock Option Agreements and Restricted Stock Agreements between Bruce J. Barrett and the Company and the terms of the related stock option plans. Copies of the Company’s stock option plans and forms of option and restricted stock agreements for options and restricted shares granted under the Company’s stock option plans are filed as exhibits to the Company’s periodic reports under the Securities Exchange Act of 1934, as amended. The brokerage account owned by Mr. and Mrs. Barrett that held some of the shares previously owned by Mr. Barrett is subject to a client agreement among the brokerage firm and Mr. and Mrs. Barrett. As described in Item 4, Bruce J. Barrett is a party to the Tender and Voting Agreement, and the description of that Tender and Voting Agreement is incorporated into this Item 6 by reference.
Item 7. Material to be Filed as Exhibits.
1.	Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1991.

2.	Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1992.

3.	Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

4.	Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

5.	First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1997.

6.	Second Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

7.	Third Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1999.

Page 7 of 9 pages

CUSIP No. 834445 40 5
8.	Fourth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000.

9.	Fifth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002.

10.	Sixth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2002.

11.	Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 24, 2005.

12.	First Amendment to Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 17, 2007 and filed January 23, 2007.

13.	Second Amendment to Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 20, 2010 and filed January 26, 2010.

14.	Form of Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

15.	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

16.	Form of 2005 Stock Incentive Plan Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

17.	Form of 2005 Stock Incentive Plan Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

18.	Form of Restricted Stock Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 29, 2006 and filed July 5, 2006.

19.	Agreement and Plan of Merger, dated June 16, 2010, including Form of Tender and Voting Agreement attached as Appendix II, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated June 16, 2010 and filed June 16, 2010.

Page 8 of 9 pages

CUSIP No. 834445 40 5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2010	/s/ BRUCE J. BARRETT
Bruce J. Barrett

Page 9 of 9 pages